Exhibit 99.3

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Throughout this Management’s Discussion and Analysis (“MD&A”), Eldorado, we, us, our and the Company mean Eldorado Gold Corporation. This year means 2017. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of March 21, 2018. You should also read our audited consolidated financial statements for the year ended December 31, 2017. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We file them with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form (“AIF”), on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates mines around the world. Its activities involve all facets of the mining industry including exploration, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Olympias, in Greece (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Certej, in Romania (80.5%)
•	Tocantinzinho, in Brazil (100%)
•	Lamaque, in Canada (100%)

Other mines:

•	Stratoni – Lead and Zinc Concentrates, in Greece (95%)
•	Vila Nova – Iron Ore, in Brazil (100%)

Eldorado is listed on the following exchanges:

•	Toronto Stock Exchange (“TSX”) under the symbol ELD
•	New York Stock Exchange (“NYSE”) under the symbol EGO

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

2017 Overview

Selected Consolidated Financial Information

•	Loss attributable to shareholders of the Company of $9.9 million or $0.01 per share, compared to loss attributable to shareholders of the Company of $344.2 million or $0.48 per share in 2016.

•	Completed the acquisition of Integra Gold Corporation (“Integra”) on July 10, 2017. The total consideration was $357 million, inclusive of Integra shares held by Eldorado.

•	Gross profit of $126.1 million compared to $163.2 million in 2016.

•	At year end the Company reported $485.0 million in cash, cash equivalents, and term deposits, and $250.0 million in unused lines of credit (2016: $888.5 million and $250.0 million).

Selected Performance Measures (1)

•	Gross profit from gold mining operations of $121.2 million (2016: $158.7 million from continuing operations).

•	Gold production of 292,971 ounces, including Olympias pre-commercial production and 7,061 ounces of gold produced from a bulk sample at its newly acquired Lamaque project in Quebec (2016: 312,299 ounces from continuing operations).

•	Cash operating costs averaged $509 per ounce (2016: $487 per ounce from continuing operations).

•	All-in sustaining cash costs averaged $922 per ounce (2016: $829 per ounce from continuing operations).

•	Adjusted net earnings of $15.2 million ($0.02 per share) compared to adjusted net earnings of $47.4 million ($0.07 per share) in 2016.

•	Cash generated from operating activities before changes in non-cash working capital was $66.5 million (2016: $104.4 million from continuing operations).

•	Olympias Phase II commissioning was completed and commercial production was achieved on December 31, 2017.

(1)	Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 10 for an explanation and discussion of these non-IFRS measures.

Acquisition of Integra

On July 10, 2017, the Company completed the acquisition of Integra. As part of the transaction, Eldorado acquired all of the issued and outstanding common shares of Integra that it did not already own, by way of a plan of arrangement (“Arrangement”). Pursuant to the Arrangement, Integra shareholders excluding Eldorado collectively received $99.8 million cash and 77.2 million common shares of Eldorado. Total consideration was $357 million, inclusive of Integra shares held by Eldorado. Integra is a resource company engaged in the exploration of mineral properties and is focused on its high-grade Lamaque gold project located in Val-d’Or, Quebec.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

The acquisition has been accounted for as a business combination, with Eldorado being identified as the acquirer and Integra as the acquired in accordance with IFRS 3. For accounting purposes, our consolidated financial statements include Integra’s operating results for the period from July 10, 2017 to December 31, 2017. For more information please read Note 5a of our consolidated financial statements for the year ended December 31, 2017.

Arbitration in Greece

On September 14, 2017, Hellas Gold received formal notice from the Greek Ministry of Finance and Ministry of the Environment and Energy initiating Greek domestic arbitration proceedings. The arbitration notice alleged that the Technical Study for the Madem Lakkos Metallurgical Plant for treating Olympias and Skouries concentrates in the Stratoni Valley (known as Olympias Phase III), submitted in December 2014, is deficient and thereby is in violation of the Transfer Contract and the environmental terms of the project. The arbitration proceedings are expected to conclude by April 6, 2018. While arbitration proceedings are inherently uncertain, the Company is confident that the Technical Study is robust and consistent with the Transfer Contract, the Business Plan and the approved environmental terms of the project.

Summarized Annual Financial Results

Continuing Operations, except where noted	2017	2016	2015

Revenues	391.4	432.7	479.1

Gold revenues	333.3	388.6	440.0

Gold sold (ounces)	264,080	311,028	380,039

Average realized gold price ($/ounce)	1,262	1,249	1,158

Cash operating costs - gold mines ($/ounce)	509	487	537

Total cash costs – gold mines ($/ounce)	534	502	554

All-in sustaining cash cost – gold mines ($/ounce)	922	829	838

Gross profit from gold mining operations	121.2	158.7	152.8

Adjusted net earnings[1,2]	15.2	47.4	13.2

Net profit (loss) [1,2]	(9.9)	(344.2)	(1,540.9)

Earnings (loss) per share – basic ($/share) [1,2]	(0.01)	(0.48)	(2.15)

Earnings (loss) per share – diluted ($/share) [1,2]	(0.01)	(0.48)	(2.15)

Cash flow from operating activities [3]	66.5	104.4	77.1

Capital spending – cash basis	345.9	297.7	347.1

Dividends paid – (Cdn$/share)	0.01	0.00	0.02

Cash, cash equivalents and term deposits	485.0	888.5	292.6

Total assets	5,090.3	4,797.9	5,464.9

Total long-term financial liabilities [4]	703.6	692.2	698.8
(1)	Includes discontinued operations.
(2)	Attributable to shareholders of the Company.
(3)	Before changes in non-cash working capital.
(4)	Includes long-term debt net of deferred financing costs, other non-current liabilities, and asset retirement obligations.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Review of Annual Financial Results

For the twelve months ended December 31, 2017, the loss attributable to shareholders of the Company was $9.9 million, (or $0.01 per share), compared to a loss of $344.2 million, or $0.48 per share in 2016. Financial results in 2017 were impacted by lower gross profit from gold mining operations, higher exploration and general and administrative costs, as well as write-downs of assets, partly offset by a gain on marketable securities related to the Integra acquisition. The loss in 2016 was mainly due to the $351.2 million loss recorded on the sale of the Company’s Chinese assets.

Adjusted net earnings for the year were $15.2 million ($0.02 per share) compared to $47.4 million ($0.07 per share) for 2016. Gross profit from gold mining operations was $37.1 million, lower year over year, mainly due to lower sales at the Turkish mines. General and administrative expenses were $16.7 million, higher year over year, due to higher legal and reorganization costs. Exploration expenses were $19.5 million, higher due to an increase in exploration activities worldwide. Offsetting these cost increases was a decrease in mine standby costs of $11.3 million as well as $17.6 million in other income mainly related to interest on cash investments and a reversal of liabilities related to Integra flow through shares. Foreign exchange gain was $2.4 million as compared with a loss of $2.7 million in 2016, as the US dollar strengthened against other currencies in 2017.

Summarized Quarterly Financial Results

(Continuing operations, except where noted)

2017	Q1	Q2	Q3	Q4	2017

Revenues	111.9	82.7	95.4	101.4	391.4

Gold revenues	90.5	72.2	84.4	86.2	333.3

Gold sold (ounces)	74,068	57,206	65,439	67,367	264,080

Average realized gold price ($/ounce)	1,222	1,262	1,290	1,280	1,262

Cash operating costs ($/ounce)	466	484	508	577	509

All-in sustaining cash cost ($/ounce)	791	846	925	1,104	922

Gross profit from gold mining operations	37.0	28.1	30.1	26.0	121.2

Adjusted net earnings (loss)[1,2]	8.0	6.3	1.3	(0.4)	15.2

Net profit (loss) [1,2]	3.8	11.2	(4.2)	(20.7)	(9.9)

Earnings (loss) per share – basic ($/share) [1,2]	0.01	0.02	(0.01)	(0.03)	(0.01)

Earnings (loss) per share – diluted ($/share) [1,2]	0.01	0.02	(0.01)	(0.03)	(0.01)

Cash flow from operating activities [3]	28.2	16.9	16.3	5.1	66.5

2016	Q1	Q2	Q3	Q4	2016

Revenues	94.7	107.1	116.2	114.7	432.7

Gold revenues	90.5	98.3	98.4	101.4	388.6

Gold sold (ounces)	74,983	77,623	73,740	84,682	311,028

Average realized gold price ($/ounce)	1,207	1,267	1,334	1,204	1,249

Cash operating costs ($/ounce)	519	490	468	472	487

All-in sustaining cash cost ($/ounce)	858	808	777	860	829

Gross profit from gold mining operations	32.1	41.4	45.8	39.4	158.7

Adjusted net earnings [1,2]	(0.7)	11.7	33.5	2.9	47.4

Net profit (loss) [1,2]	(2.5)	(329.9)	20.7	(32.5)	(344.2)

Earnings per share – basic ($/share) [1,2]	(0.00)	(0.46)	0.03	(0.05)	(0.48)

Earnings per share – diluted ($/share) [1,2]	(0.00)	(0.46)	0.03	(0.05)	(0.48)

Cash flow from operating activities [3]	8.4	29.6	40.0	26.4	104.4
(1)	Includes discontinued operations.
(2)	Attributable to shareholders of the Company.
(3)	Before changes in non-cash working capital.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Review of Quarterly Results

Loss attributable to shareholders of the Company for the quarter was $20.7 million ($0.03 per share) as compared to a loss for the quarter ended December 31, 2016 of $32.5 million ($0.05 per share). Adjusted losses were $0.4 million as compared to 2016 adjusted earnings of $2.9 million. The main factors that impacted adjusted earnings for the fourth quarter year over year were lower sales volumes partly offset by higher gold prices.

Operations Review and Outlook

Gold Operations

CONTINUING OPERATIONS:	2017	2016	2018 Outlook
Total
Ounces produced (1)	292,971	312,299	290,000 – 330,000
Cash operating costs ($/ounce)	509	487	580 - 630
Total cash cost ($/ounce)	534	502	n/a
Sustaining capex	56.9	63.3	57.0
Kisladag
Ounces produced	171,358	211,161	120,000 – 130,000
Cash operating costs ($/ounce)	500	474	600 - 700
Total cash cost ($/ounce)	522	488	n/a
Sustaining capex	27.9	39.8	22.0
Efemcukuru
Ounces produced	96,080	98,364	90,000 – 100,000
Cash operating costs ($/ounce)	524	514	530 - 570
Total cash cost ($/ounce)	556	530	n/a
Sustaining capex	28.9	23.5	20.0
Olympias
Ounces produced	18,472	2,774	55,000 – 65,000
Cash operating costs ($/ounce)	n/a	n/a	550 - 650
Sustaining capex	n/a	n/a	15.0
Lamaque
Ounces produced	7,061	n/a	25,000 – 35,000
Cash operating costs ($/ounce)	n/a	n/a	n/a
Sustaining capex	n/a	n/a	n/a

(1)	Includes pre-commercial production for Olympias and Lamaque in 2017, production from tailings retreatment for Olympias in 2016 and pre-commercial production for Lamaque in 2018.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Annual Review – Operations

Kisladag

Operating Data	2017	2016

Tonnes placed on pad	13,061,861	16,565,254

Average treated head grade (g/t Au)	1.03	0.80

Gold (ounces)

- Produced	171,358	211,161

- Sold	171,505	211,284

Cash operating costs ($/ounce)	500	474

Total cash costs ($/ounce)	522	488

Financial Data

Gold revenues	$215.7	$263.2

Depreciation and depletion	$35.7	$39.5

Gross profit from mining operations	$90.5	$120.5

Sustaining capital expenditures	$27.9	$39.8

Kisladag reported a reduction in ore tonnes to the leach pad year over year, with no lower grade run of mine ore being placed on the pad in 2017. Gold production, sales and revenue were down year over year due to reduced solution grades from the leach pad, as a result of a combination of lower recovery material being placed on the pad later in the year and slower leach kinetics being exhibited earlier in the year.

Cash costs in during the year were negatively affected by a write down of 40,000 inventory ounces effective October 1st. Capital expenditures included capitalized waste stripping, leach pad construction, equipment overhauls and various process improvements.

During the third quarter, a significant amount of laboratory testwork was undertaken, as the monthly composite samples from material placed on the pad was indicating lower gold recoveries in the 35-40% range. Throughout the remainder of the year, the Company continued to investigate alternative treatment methods, which included studies on finer particle breakage, either through milling or high pressure grinding roll crushers.

As announced by the Company on March 21, 2018, a National Instrument 43-101 – Standards of Disclosure of Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) compliant pre-feasibility study relating to Kisladag is expected to be filed by the Company on March 29, 2018. This new study indicates that the construction of a conventional carbon in pulp mill at Kisladag is technically and economically feasible and supports a 3.1 million ounce reserve with expected metallurgical recoveries of approximately 80%, to produce an average of 270,000 ounces of gold per year over nine years. The Company intends to proceed on a staged basis and commence permitting, detailed engineering and limited early works immediately with permitting expected to be complete within 12 months. The estimated project capital will be $490 million. A feasibility study is expected to be complete in October 2018 after which a final investment decision on construction of the mill will be made. Subject to the final investment decision and required permitting, major construction of the mill is expected to begin in early 2019 with commissioning to begin in late 2020.

As the economics of milling are significantly better than heap leaching, the Company will defer ore mining for purposes of heap leaching while evaluation of the feasibility of construction of the mill is underway and beyond if a positive final investment decision is made. The Kisladag team will continue stripping waste from the pit in preparation for mining the re-optimized open pit.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Gold will continue to be extracted from the inventory in the leach pad while feasibility of mill construction is being evaluated. Production at Kisladag in 2018 is forecast to be 120,000–130,000 ounces of gold from the leach pad at a cash cost of $600-700 per ounce, including approximately $150 per ounce of non-cash cost due to inventory changes. Production for 2019 is expected to be 40,000–50,000 ounces of gold at a cash cost of $1,100-1,200 per ounce with $650 per ounce of non-cash cost due to inventory changes.

Efemcukuru

Operating Data	2017	2016

Tonnes milled	481,649	476,528

Average treated head grade (g/t Au)	7.01	7.40

Average recovery rate (to concentrate)	94.8%	92.2%

Gold (ounces)

- Produced	96,080	98,364

- Sold	92,575	99,744

Cash operating costs ($/ounce)	524	514

Total cash costs ($/ounce)	556	530

Financial Data

Gold revenues	$117.6	$125.4

Depreciation and depletion	$35.5	$34.2

Gross profit from mining operations	$30.7	$38.2

Sustaining capital expenditures	$28.9	$23.5

Gold production at Efemcukuru was reasonably consistent year over year with slightly higher processed tonnage and improved recoveries somewhat offsetting the lower head grade. Cash operating costs increased slightly mainly because of the lower head grade. Capital spending included costs related to capitalized underground development and various process improvements.

In 2018, Efemcukuru is expected to mine and process over 480,000 tonnes of ore at an average grade of 7.0 grams per tonne gold, producing 90,000-100,000 ounces of gold, at operating costs of $530-570 per ounce. Sustaining capital expenditures for 2018 are forecast to be approximately $20 million, spent primarily on underground mine development, equipment purchase and rebuilds and various small capital projects.

Exploration drilling of 20,000 metres during 2017 included resource conversion drilling on the Kestane Beleni vein and resource expansion drilling on the nearby Kokarpinar vein system. The resource conversion drilling targeted inferred resources downdip from the current production levels in the South Ore Shoot, in the transition zone between South and Middle Ore Shoots and at the Kestane Beleni Northwest zone, while resource expansion drilling at Kokarpinar tested the northern part of the vein system. 10,000 meters of exploration drilling in 2018 will continue to further test both vein systems.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Stratoni

Operating Data	2017		2016

Tonnes ore processed (dry)	150,734		184,963

Pb grade	5.8%		6.1%

Zn grade	9.4%		10.2%

Tonnes of concentrate produced	36,699		48,394

Tonnes of concentrate sold	41,693		42,655

Average realized concentrate price ($/tonne)	1,227	[1]	953[1]

Cash Costs ($/tonne of concentrate sold)	1,062		804

Financial Data

Concentrate revenues	$51.2		$40.6

Depreciation and depletion	$0		$0

Gross profit (loss) from mining operations	$5.8		$5.6

Sustaining capital expenditures	$0.6		$3.2

1 Average realized price includes mark to market adjustments.

Concentrate tonnes produced at Stratoni were lower year over year due to decreased mill throughput and lower lead and zinc grades. Decreased mill throughput was a result of limited reserves and slower than expected underground development to access the new areas. Average realized price for concentrate increased year over year due to an increase in both lead and zinc prices. Gross profit from mining operations was similar year on year due to lower throughput and higher payabilities offsetting each other. Concentrate tonnes sold were similar year over year due to inventory remaining at the end of 2016 sold in 2017.

Major expenditures (capitalized and expensed) of $12.8 million included underground mine development related to resource evaluation activities as well as to access new ore. This included development of the hangingwall exploration drift, from which 6,000 metres of resource expansion drilling were completed, confirming the downdip continuity of the orebody from the current resource. The exploration development and drilling programs will continue through 2018, with 10,000 metres of drilling scheduled to continue testing downdip and along-strike extensions of the orebody.

For 2018, Stratoni is expected to process 160,000 tonnes of ore at grades 7.2% lead, 8.7 % zinc and 175 grams per tonne silver. Sustaining capital expenditures for year at Stratoni are expected to be $8 million and exploration expenditures are expected to be $8 million.

Vila Nova

Vila Nova remained on care and maintenance during 2017. Two shipments were completed in the first and second quarters of 2017, selling 44,734 tonnes of lump iron ore and 46,488 dry metric tonnes of sinter fines taking advantage of a short period of higher prices or iron ore.

Annual Review – Development and Exploration Projects

Olympias

In 2017, Olympias had pre-commercial production of 18,472 ounces of gold. On December 31, 2017, the Company achieved commercial production at Olympias Phase II. As a reminder, there is a minimum one month lag between production and sale of concentrate, which affects production timing and overall cash operating cost per ounce.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

As previously announced, in order to provide maximum flexibility on paste and tailings handling, the Company is constructing a paste backfill plant (part of the original Phase II scope) and installing an additional tailings filter. The filter press is designed to provide maximum flexibility on paste and tailings handling to eliminate future bottlenecks. The filter press is currently being commissioned and the paste plant is expected to be commissioned during the second quarter 2018.

In 2018, Olympias is expected to mine and process 390,000 tonnes of ore at an average grade of 7.5 grams per tonne, producing 55,000-65,000 ounces of payable gold at operating costs of $550-650 per ounce. Sustaining capital expenditure is expected to be $20 million and development capital expenditure is expected to be $28 million and will include completion of the paste plant, installation of a second tailings filter, work on the Kokkinolakkas tailings management facility and further drilling. The Olympias mine also produces significant amounts of lead-silver and zinc concentrates and, depending on metal prices, the Company may take advantage of the flexibility inherent in this polymetallic orebody in order to optimize cash flow.

In 2018, the exploration drilling program at Olympias will be 7,000 meters and will be focused on the eastern zone.

Skouries

Capital expenditure at Skouries totalled $73.2 million, excluding capitalized interest. Project development was slowed considerably in 2017 due to continued permitting delays throughout the year. The Company announced its intention to move the project into care and maintenance in November 2017 and the ramp-down to care and maintenance is expected to be complete shortly.

Development capital expenditure at Skouries for 2018 is expected to be $20 million as the project fully transitions to care and maintenance. Ongoing care and maintenance costs are estimated to be $3-5 million per year once fully ramped down.

As announced by the Company on March 21, 2018, an NI 43-101 compliant updated technical report relating to Skouries is expected to be filed by the Company on March 29, 2018. The report includes an updated design which optimizes project economics and incorporates some of the best available environmental operational standards and technologies, including a dramatically reduced environmental footprint and filtered dry stack tailings. Economic highlights of the study include an after tax IRR of 21.2% and an NPV (5%) of $925 million, using the Company’s assumed long term metal prices of $1,300 per ounce of gold and $2.75 per pound of copper. Completion of construction and commissioning is expected to require approximately two years following receipt of all necessary permits and the Company’s decision to proceed. Total capital cost is estimated to be $689.2 million to develop both the open pit and phase I of the underground.

Perama Hill

Perama Hill remains on care and maintenance pending receipt of the necessary permits.

Lamaque

During 2017 the Company completed the Integra acquisition and began work at its 100% wholly-owned Lamaque project. During 2017 test mining extracted 47,750 tonnes of ore with an average head grade of 8.6 g/t gold, with approximately 35,400 tonnes processed at a nearby custom milling facility. Results from the first two batches (32,000 tonnes) indicate that gold grade of 7.35 g/t, which was in line with expectations and recoveries were slightly higher than anticipated at an average 95.4% for the toll treatment. In 2017 the Company spent $35.8 million in development capital al Lamaque.

Since acquisition, over 44,000 metres of resource conversion and resource expansion drilling have been completed, an additional 34,000 metres of exploration drilling is planned for 2018.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

As announced by the Company on March 21, 2018, an NI 43-101 compliant pre-feasibility study relating to the development of the Triangle deposit (one of the three currently identified deposits at Lamaque) and refurbishment of the past producing Sigma mill is expected to be filed by the Company on March 29, 2018. First production at the Triangle deposit is expected before the start of 2019 and average annual production is forecast to be 117,000 ounces of gold. A maiden Reserve of 893,000 ounces was declared for the Triangle Zone, within Measured and Indicated Resources of 1.3 million ounces with a further 1.3 million ounces of Inferred Resources. The technical report outlines an initial seven year mine life. Exploration for 2018 is budgeted at $7 million.

Capital expenditures at Lamaque to reach commercial production are $122 million plus $57 million of pre-commercial operating costs, offset by $80 million in pre-commercial gold sales, for a net start-up capital of $99 million. Prior to commercial operation in 2018 the Company expects to extract roughly 200,000 tonnes of ore grading 8.03 grams per tonne gold, containing approximately 40,000 ounces and anticipates toll milling a portion of the ore and producing 25,000 to 35,000 ounces.

Tocantinzinho

A total of $9.9 million was spent on the project in 2017 on detailed engineering for the tailings dam, CIP tails pond, waste rock dump, basic engineering design, land agreement, administration and others. The installation licences for the project site (mine, process plant and infrastructure), for the tailings structures and for the project power line were received in 2017. The mining concession application is under review by the federal branch of the Mines Ministry and the approval is expected for the second quarter of 2018.

Work planned for 2018 is limited to permitting support, site maintenance and security, finalizing land agreements for the site and power line, and environmental compensation programs. Consideration of a construction decision at Tocantinzinho has been deferred until the mining concession is in place and a development project review is completed. Capital spending in 2018 is expected to be $8 million.

Certej

During 2017 a total of $15.4 million (capitalized and expensed) was spent on Certej, mainly on geotechnical and metallurgical testing, site preparation and engineering studies. During 2018, the Company expects to spend approximately $7.0 million at Certej, with a focus on continuing off site infrastructure projects and advancing permitting.

Bolcana

The Bolcana project is a large copper gold porphyry system located approximately six kilometres west of our Certej epithermal gold-silver development project in Romania. The 2017 exploration program at Bolcana totalled over 23,000 metres of drilling in 25 holes and tested an area measuring 1,200 metres by 900 metres, locally to a depth of more than 1,200 metres.

A further 20,000 metres of drilling is planned for 2018 which will complete drillhole coverage over the porphyry system to a 150 metre drillhole spacing.

Non-IFRS Measures

Throughout this document we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Cash Operating Cost, Total Cash Cost

The table below reconciles cash operating cost and total cash cost to operating costs. We calculate costs according to the Gold Institute Standard.

Reconciliation of cash operating costs to production costs for continuing operations

	2017	2016

Production costs (from consolidated income statement)	192.7	194.7

Vila Nova and Stratoni production costs	47.1	35.0

Production costs – excluding Vila Nova and Stratoni	145.6	159.7

By-product credits and other adjustments	(4.6)	(3.6)

Total cash cost	141.0	156.1

Royalty expense and production taxes	(6.7)	(4.7)

Cash operating cost	134.3	151.4

Gold ounces sold	264,080	311,028

Total cash cost per ounce sold	534	502

Cash operating cost per ounce sold	509	487

All-in Sustaining Cash Cost

All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site, and exclude all expenditures at the Company’s projects. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

Calculation of all-in sustaining cash costs for continuing operations

	2017	2016

Total cash cost – continuing operations	141.0	156.1

Sustaining capital spending at operating gold mines	56.8	63.3

Exploration spending at operating gold mines	1.1	1.0

General and administrative expenses (see reconciliation below)	44.5	37.3

All-in sustaining cash costs	243.4	257.7

Gold ounces sold – continuing operations	264,080	311,028

All-in sustaining cash cost per ounce sold – continuing operations	922	829

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Reconciliation of G&A costs included in all-in sustaining cash costs for continuing operations

	2017	2016

General and administrative expenses (from consolidated income statement)	54.6	37.9

Add:

Share based payments	11.2	10.6

Defined benefit pension plan expense from corporate and operating gold mines	1.5	1.3

Accretion from operating gold mines	0.9	0.8

Less:

General and administrative expenses from non gold mines	(16.4)	(7.7)

Business Development	(3.5)	(1.5)

Development projects	(1.9)	(1.8)

Transaction costs	(1.9)	(2.3)

Adjusted General and administrative expenses	44.5	37.3

Cash Flow from Operations before Changes in Non-cash Working Capital

We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. We believe this provides an alternative indication of our cash flow from operations and may be meaningful to investors in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Adjusted Net Earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the years ended December 31:

Reconciliation of adjusted net earnings to consolidated net earnings (loss)	2017	2016

Net (loss) earnings attributable to shareholders	(9.9)	(344.2)

Loss on disposition of subsidiary, net of taxes	2.9	351.2

Impairment of mining interests and goodwill net of tax	0.0	0.0

Write-down of assets net of tax	37.5	4.5

Loss on disposal of assets	0.4	2.1

Losses (gains) on available-for-sale securities	(28.3)	3.6

Flow-through share adjustments – Integra	1.7	0.0

Deferred tax recovery from OCI gain	1.4	0.0

Changes in Turkey tax rate	1.0	0.0

Transaction and acquisition costs	6.2	13.0

Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	2.3	17.2

Total adjusted net earnings (loss)	15.2	47.4

Weighted average shares outstanding	753,565	716,587

Adjusted net earnings ($/share)	0.02	0.07

1 Attributable to shareholders of the Company

Gross Profit from Gold Mining Operations

Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Financial Condition & Liquidity

Operating Activities

Net cash generated from operating activities was $28.0 million (2016: $136.7 excluding discontinued operations). Operating activities before changes in non-cash working capital generated $66.5 million in cash in 2017, compared to $107.1 million in 2016 (excluding discontinued operations).

Investing Activities

The Company invested $345.9 million in capital expenditures this year. Evaluation and development expenditures, including capitalized drilling programs, totalled $245.8 million while sustaining capital spending at our producing mines totalled $56.8. We also spent $5.2 million on land acquisitions in Turkey and Romania. A total of $36.8 million in bond interest was also charged to capital projects. The remaining $1.3 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, and Romania. In addition, cash proceeds of $38.2 million related to pre-commercial production sales in Olympias and Lamaque were recorded as cash flows from investing activities.

Financing Activities

Pending the results of the technical reports and potential subsequent capital requirements, the Company suspended cash payment of its semi-annual dividend payment effective the first quarter of 2018.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Capital Resources

	2017	2016
Cash, cash equivalents and term deposits	485.0	888.5
Working capital	623.4	1,001.5
Restricted collateralized accounts	0.3	0.2
Debt – current and long-term	593.8	591.6

Management believes that the working capital at December 31, 2017, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, for the next twelve months.

Contractual Obligations

As at December 31, 2017

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt	-	600.0	-	-	600.0
Capital leases	0.5	0.5	0.2	-	1.2
Operating leases	14.4	21.9	20.4	40.4	97.1
Purchase obligations	47.6	0.8	0.2	-	48.6
Totals	62.5	623.2	20.8	40.4	746.9

Purchase obligations relate primarily to mine development expenditures in Greece and mine operating costs in Turkey. The table does not include interest on debt.

As of 31 December, 2017, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 37,000 dry metric tonnes of zinc concentrates, 10,750 dry metric tonnes of lead/silver concentrates, and 200,000 dry metric tonnes of gold concentrate, including the 13,600 dmt that remained to be delivered in 2017 that have been deferred to 2018, through the financial year ending December 31, 2018.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%. For the period April 2017 through to March 2018, this amount is equal to $4.22 per ounce.In October 2015 the agreement with Silver Wheaton was amended to provide an increase in the price per ounce of payable silver to be delivered to Hellas based on Hellas achieving certain exploration drilling milestones.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

In June 2017, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favor of the Greek Ministry of Environment and Energy, in the amount of EUR 7.5 million, as security for the due and proper performance of the Kokkinolakkas Tailings Management Facility, committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 45 basis points.

As at December 31, 2017, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 53,000 dry metric tonnes of gold concentrate through the financial year ending December 31, 2018.

Between November 2017 and January 2018, Eldorado entered into a strip of zero-cost Asian-style collars. The collars are intended to protect the price of our lead and zinc production from the Stratoni and Olympias mines. The collars set a band within which the Company can protect movements, either above or below specific strike prices. The commodity reference prices are based on the monthly averages as traded on the London Mercantile Exchange and are quoted in U.S. dollars. A summary of our hedge positions as of December 31, 2017 can be found in note 21.3 of our 2017 consolidated financial statements.

Debt

Revolving Credit Facility

In November 2012, the Company entered into a $375.0 million credit facility with a syndicate of banks. This credit facility was amended and restated in June 2016 (“the amended and restated credit agreement” or “ARCA”) and reduced to an available credit of $250 million with the option to increase by an additional $100 million through an accordion feature. The maturity date is June 13, 2020. The ARCA is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness exceeding $200.0 million and permitted unsecured indebtedness exceeding $150.0 million. The ARCA also contains restrictions for making distributions in certain circumstances, selling material assets and conducting business other than that which relates to the mining industry. Significant financial covenants include a maximum Net Debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to Interest of 3:1. The Company is in compliance with these covenants at December 31, 2017.

Loan interest is variable dependent on a Net Leverage ratio pricing grid. The Company’s current net leverage ratio is approximately 0.9:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.0% and undrawn standby fee of 0.50%. Fees of $2.0 million were paid on the amendment dated June 2016. This amount has been deferred as pre-payment for liquidity services and is being amortized to financing costs over the term of the credit facility. As at December 31, 2017, the prepaid loan cost on the balance sheet was $1.3 million.

No amounts were drawn down under the ARCA as at December 31, 2017 (2016 – nil).

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Senior Notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of the commission payment. The notes are redeemable by the Company in whole or in part, for cash:

a)	At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest;
b)	on and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2016	103.063%
December 15, 2017	101.531%
2018 and thereafter	100.000%

The early prepayment prices are to reimburse the lender for lost interest for the remaining term. The fair market value of the notes as at December 31, 2017 is $596.0 million.

Net deferred financing costs of $6.2 million have been included as an offset in the balance of the notes in the financial statements as at December 31, 2017 and are being amortized over the term of the notes.

Defined Benefit Plans

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan (“the Canadian Pension Plan”) and a supplementary pension plan (“the SERP”). During the second quarter of 2012, the SERP was converted into a Retirement Compensation Arrangement (“RCA”), a trust account. As it is a trust account, the assets in the account are protected from the Company’s creditors. The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.

These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

Eldorado’s plans have actuarial valuations performed for funding purposes. The last actuarial valuations for funding purposes performed for the Pension Plan and the SERP are as of January 1, 2017 and the next valuation will be prepared in accordance with the funding policy as of January 1, 2018. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2017.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Canadian Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.

Cash contributed to the Canadian Pension Plan and the SERP was $1.4 million (2016 – $1.7 million). Cash payments totaling $1.5 million were made directly to beneficiaries during the year (2016 – $0.5 million). The Company expects to contribute $0.7 million to the Canadian Pension Plan and $0.5 million to the SERP in 2018.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Equity

Common Shares Outstanding
- as of March 21, 2018 - as of December 31, 2017	794,010,680 794,010,680
Share purchase options - as of March 21, 2018 (Weighted average exercise price per share: Cdn$6.04)	29,722,573

Managing Risk

This section describes the types of risks that we are exposed to that we believe have affected our financial statements and are reasonably likely to affect them in the future and our objectives and policies for managing them (please read the Company’s AIF for additional information regarding these risks and other risks and uncertainties in respect of our business and our share price).

We monitor risk using our risk management review process. Management prepares a risk assessment report every quarter outlining our operational and financial risks. The Board reviews the report to evaluate and assess the risks we are exposed to in various markets, and discusses the steps management takes to manage and mitigate them.

Financial Risk

Liquidity and Financing Risk

Liquidity risk is the risk that we cannot meet our financial obligations. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. We use a rigorous planning, budgeting and forecasting process to help determine the funds we will need to support our ongoing operations and our development plans.

Management believes that our working capital at December 31, 2017, together with expected cash flows from operations, is sufficient to support our planned and foreseeable commitments, including the initial stages of permitting for mill construction at Kisladag. However, if our planning and budgeting is materially different to that forecasted, or financing, if required, is not available to us on terms satisfactory to the Company to meet these material changes to planning or budgeting, then this may adversely affect our ability to meet our financial obligations and our operations and development plans.

Credit Risk

Credit risk is the risk that the counterparty to any financial instrument to which we are a party will not meet its obligations and will cause the Company to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2017.

We invest our cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. The credit risk associated with these investments is considered to be low. As at December 31, 2017, we hold a significant amount of cash and cash equivalents with two financial institutions.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Currency Risk

We sell gold in US dollars, but our costs are mainly in US dollars, Canadian dollars, Turkish lira, Brazilian real, Euros, Romanian lei. An increase in the value of any of these currencies against the US dollar can increase our production costs and capital expenditures, which can affect future cash flows. The Company has a risk management policy that includes hedging its foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company currently does not have any currency hedges, but may hedge in the future.

The table below shows our assets and liabilities and debt denominated in currencies other than the US dollar at December 31, 2017. We recognized a gain of $2.4 million on foreign exchange this year, compared to a loss of $2.7 million in 2016.

(thousands)	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Serbian Dinar	Romanian lei	British pound	Brazilian real

Cash and cash equivalents	18,280	482	13,030	4,965	77	4,845	9,730	366	15,991

Marketable securities	6,286	-	-	-	-	-	-	-	-

Accounts receivable and other	13,706	4	24,508	60,111	-	43,157	7,542	-	12,547

Accounts payable and accrued liabilities	(30,900)	(42)	(45,751)	(50,099)	-	(9,000)	(6,174)	-	(5,559)

Other non-current liabilities	(1,269)	-	(6,516)	(17,999)	-	-	-	-	-

Net balance	6,103	444	(14,729)	(3,022)	77	39,002	11,098	366	22,979

Equivalent in US dollars	4,865	347	(17,664)	(802)	12	394	2,874	495	6,946

Accounts receivable and other current and long-term assets relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. Based on the balances at December 31, 2017, a 10% increase/decrease in the exchange rates on that date would have resulted in a decrease/increase of approximately $0.3 million in profit before taxes.

Interest Rate Risk

Interest rates determine how much interest we pay on our debt, and how much we earn on our cash and cash equivalents, which can affect future cash flows.

All of our debt is in the form of notes with a fixed interest rate of 6.125%. However borrowings under the ARCA are at variable rates of interest and any borrowings would expose the Company to interest rate cost and interest rate risk. In the future we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility.

Price Risk

Our profitability depends on the price of gold, which can fluctuate widely, and is affected by many factors beyond our control, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, speculative actions, and the political and economic conditions of the world’s major gold-producing countries. The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel and electricity. Electricity is regionally priced in Turkey and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. The Company has elected not to actively manage its exposure to metal price risk but may use, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Sensitivity Analysis for Key Variables

	A change of	Would change our after-tax net earnings by

Currency values against the US dollar	10%	$0.3 million

Price of gold (based on the expectations and assumptions we used in our 2018 outlook)	10%	$27.0 million

Interest rate on variable interest debt	10%	n/a (1)

(1)	The Company did not have any variable interest debt outstanding at the end of 2017.

Other Risks and Uncertainties

In addition to the financial risks identified above, we face a number of other risks and uncertainties. Certain key risks are set out below.

Geopolitical Climate

We operate in five countries outside of North America: Turkey, Brazil, Romania, Serbia and Greece. Our operations in these countries may be subject to political, economic and other risks that may affect our future operations and financial position.

We review these and other risks related to the business in foreign countries on an ongoing basis. Such reviews may cause us to re-evaluate and realign our business objectives and strategic direction from time to time, including considering suspension of projects or disposition of certain assets.

Mineral Tenure and Permits

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties that we have, or are seeking, an interest in. Although we take every precaution to ensure that legal title to our properties is properly recorded in our name, there can be no assurance we will ultimately secure title on every property. Legal title to our properties depends on the laws in the countries we operate in, and their appropriate and consistent application.

Activities in the nature of our business and operations can only be conducted pursuant to a wide range of permits and licenses obtained or renewed in accordance with the relevant laws and regulations in the countries in which we operate. The duration and success of each permitting process are contingent upon many factors that we do not control. In the case of foreign operations, granting of government approvals, permits and licenses is, as a practical matter, subject to the discretion of the applicable governments or government officials. In Greece, we have experienced delays in the timely receipt of necessary permits and authorizations, and is currently party to the arbitration with the Greek State referred to under “Arbitration in Greece”.

There is no assurance that we will be able to obtain or renew the permits we need to conduct our business and operations, in a timely manner, or at all, or that we will be in a position to comply with all conditions that are imposed. The failure to obtain or renew certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on our business, results of operations, financial condition and share price.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Metal Price Volatility

The profitability of our operations is significantly affected by changes in gold and other metal prices. Gold and metal prices can fluctuate widely and are influenced by many factors as noted above, beyond our control.

If metal prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in losing our interest in some or all of our properties, or being forced to sell them, which could have a negative effect on our business, results of operations, financial condition and share price.

Development and Mining Operations

Substantial expenditures are required to build mining and processing facilities for new properties. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are dependent on obtaining the governmental approvals necessary for the operation of a project, and the timeline to obtain these government approvals is often beyond our control.

Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible .It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects by setting high operational standards, hiring and training appropriately skilled personnel, and making improvements to our operations. We maintain adequate insurance to cover normal business risk. We rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

The cost and results of our exploration and development programs affect our profitability and value. The life of a mine is fixed based on its mineral reserves, so we actively seek to replace and expand our reserves, mainly through exploration, acquisition and the development of our existing operations. Exploring for minerals involves many risks and may not lead to new economically viable mining operations or yield new reserves to replace and expand current reserves. Our reserve estimates are based on certain assumptions and affected by the inherent limitations of the estimation process.

Foreign Investment and Operations

Most of our activities and investments are in foreign countries including operations and / or exploration and development projects in Brazil, Greece, Romania, Serbia and Turkey.

These investments are subject to risks normally associated with conducting business in foreign countries. Some risks are more prevalent in less developed countries or those with emerging economies, including:

•	uncertain political and economic environments;
•	risks of war, regime changes and civil disturbances or other risks;
•	risk of adverse changes in laws or policies of particular countries, including government royalties and taxation;
•	delays in or the inability to obtain necessary government permits, approvals and consents;
•	limitations on ownership and repatriation of earnings;
•	foreign exchange controls and currency devaluations;
•	import and export regulations, including restrictions on exporting gold; and
•	exposure to occupation of our project sites for political or other purposes.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

In all jurisdictions where we operate, we are regarded as a foreign entity and consequently we may be subject to greater restrictions and requirements in these jurisdictions. The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition and share price.

We review these and other risks related to the business in foreign countries on an ongoing basis. Such reviews may cause us to re-evaluate and realign our business objectives and strategic direction from time to time, including considering suspension of projects or disposition of certain assets.

Environment

There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

Laws, Regulations and Permits

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Litigation

All industries, including the mining industry, are subject to legal claims that are with and without merit.

In addition to the matters described under the heading “Arbitration in Greece”, we are from time to time party to other legal and regulatory proceedings involving our business. It is unlikely that the final outcome of these other proceedings will have a material and adverse effect on our financial condition or results of operations; however, defense and settlement costs can be substantial, even for claims that are without merit. In addition, due to the inherent uncertainty of the litigation and arbitration process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations, business or financial condition.

These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to the Company in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

You should carefully review each of the risk factors set out in our most recently filed AIF and those to be set out in our AIF in respect of our year-ended 2017 to be filed, which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks. The discussion under “Risk Factors in our Business” in our AIF in respect of our year-ended 2017, to be filed on SEDAR under our Company name, will, once filed, be incorporated by reference in this document.

Other Information

Critical Accounting Policies and Estimates

We are required to make estimates that affect the amount of assets, liabilities, contingent liabilities revenue and expenses we report. We have identified the following critical accounting policies and estimates. You can find all of our significant accounting policies in note 3 of our 2017 consolidated financial statements.

Inventories

We value finished goods (including metal concentrates, dore and iron ore), work-in-process, heap leach ore and stockpiled ore at the production cost or its net realizable value – whichever is lower.

We consider ore stacked on our leach pads and in process at our mines as work-in-process inventory and record their value in earnings, and include them in the cost of sales based on ounces of gold sold, using the following assumptions in our estimates:

•	the amount of gold we estimate is in the ore stacked on the leach pads
•	the amount of gold we expect to recover from the stacks
•	the amount of gold and other metals in the mill circuits
•	the amount of gold and other metals in concentrates
•	the gold and other metal prices we expect to realize when the gold and other metals is sold.

If our estimates or assumptions are inaccurate, we could be required to write down the value we have recorded on our work-in-process inventories, which would reduce our earnings and working capital. At December 31, 2017, the cost of inventory was below its net realizable value.

Reserves and Resources

Our estimates for Kisladag, Efemcukuru, Perama Hill, Tocantinzinho, Skouries, Olympias, Stratoni, Piavitsa, Sapes, Certej, Vila Nova and Lamaque are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101, developed by the Canadian Securities Administrators.

You will not be able to compare the mineral reserve and resources information in this MD&A with similar information from U.S. companies. The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources (mining terms under NI 43-101), and does not accept them in reports and registration statements. You should not assume that:

•	the mineral reserves defined in this report qualify as reserves under SEC standards
•	the measured and indicated mineral resources in this report will ever be converted to reserves
•	the inferred mineral resources in this report are economically mineable, or will ever be upgraded to a higher category.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Value Beyond Proven and Probable Reserves (“VBPP”)

On acquisition of a mineral property, we prepare an estimate of the fair value of the exploration potential of that property and record this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of our annual business cycle, we prepare estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization.

Property, Plant and Equipment

We depreciate most of our mining properties, plant and equipment using the unit-of-production method, where the value of property is reduced as reserves are depleted. We base this on mining rates and our estimates of reserves. If these change, we could be required to write down the recorded value of our mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce our earnings and net assets.

At each reporting period if there are indicators of an impairment of property, plant and equipment we assess whether there has been impairment. In the event of impairment we would be required to write down the recorded value of our mining properties, plant and equipment, which would reduce our earnings and net assets.

For producing properties, we base our assessment on the future net cash flows we expect the property will generate. There may be an impairment if metal prices have declined, production costs have increased, or metal recoveries are lower than previously estimated.

For non-producing properties, we base our assessment on whether there are factors that might indicate the need for a write-down. There may be an impairment if we believe current economics or permitting issues will prevent us from recovering the costs we have deferred for the property.

Goodwill and Impairment Testing

We account for business combinations using the purchase method of accounting. We record the fair market value of assets acquired and liabilities assumed as of the date of acquisition, and record any excess of the purchase price over fair value as goodwill. When the excess is negative it is recognized immediately in income. The assumptions underlying fair value estimates are subject to significant risks and uncertainties.

We review and evaluate the carrying amount of goodwill in the fourth quarter of every fiscal year, and when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. Management is required to make a judgment with respect to which CGU’s should be grouped together for goodwill testing purposes, including the assessment of operating segments, the highest level at which goodwill can be tested.

To test the recoverability of the carrying amount of goodwill we compare the fair value of our cash generating units (“CGU’s”) or operating segments to their carrying amounts. Calculating the estimated fair values of these CGU’s or operating segments requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our life-of-mine (“LOM”) plans, long-term metal prices, foreign exchange rates and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. If a CGU’s or operating segment’s carrying value exceeds its fair value, we compare its carrying value to the implied fair value of its goodwill, and charge the amount the carrying value exceeds fair value to operations.

Asset Retirement Obligations

We estimate the mine closure date, the discount rate, the inflation rate and the timing reclamation costs to determine the carrying value of an asset retirement obligation.

Income Taxes

We record income taxes using income tax rates we expect to apply in the years we estimate the various temporary differences will be recovered or settled. Where the tax laws and regulations are unclear or subject to varying interpretations, these estimates could change, and materially affect the amount of income tax liabilities recorded at the balance sheet date.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Pension Plans

We use various actuarial assumptions to estimate our obligations and expenses, including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits.

Key assumptions – pension plans	December 31, 2017		December 31, 2016
	Pension plan	SERP	Pension plan	SERP

Expected long-term rate of return on plan assets	3.9%	3.9%	3.9%	3.9%

Discount rate beginning of year	3.9%	3.9%	4.0%	4.0%

Discount rate end of year	3.4%	3.4%	3.9%	3.9%

Rate of salary escalation	2.0	2.0	2.0	2.0

Average remaining service period of active employees expected to receive benefits	8.2 years	8.2 years	7.1 years	7.1 years

Upcoming Changes in Accounting Standards

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

•        IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. IFRS 2 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply this standard at the date it becomes effective. The Company does not expect the impact of these changes to be material.

•        IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply this standard at the date it becomes effective.

The Company has completed its assessment of the impact of IFRS 9 and expects the following impacts upon adoption:

i)	the classification of its financial assets and liabilities to remain consistent under the new standard, with the exception of equity securities. The Company will make the irrevocable election to continue to measure its long-term investments in equity securities at fair value through other comprehensive income. As a result and following the new standard, all realized and unrealized gains and losses will be recognized permanently in other comprehensive income with no reclassification to profit or loss upon impairment and disposition.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

ii)	the company does not expect to apply hedge accounting to hedge components of its non-financial items.

iii)	the Company does not expect a material impact to its financial statements from any of the other changes to this standard, including the new expected credit loss model for calculating impairment on financial assets.

•        IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply this standard at the date it becomes effective and will be adopting the modified retrospective approach.

The Company has performed a detailed review and assessment of its sales contracts, including doré and concentrate sale agreements, and has concluded that no adjustments are required in respect of current revenue recognition practices. The Company will have additional disclosures required by the new standard, in particular in relation to the impact of provisional pricing adjustments on its concentrate sales.

•        IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

The Company plans to apply this standard at the date it becomes effective and expects that, under this standard, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those classified as operating leases under the existing standard. This implies higher amounts of depreciation expense and interest on lease liabilities that will be recorded in the Company’s profit and loss results. Additionally, a corresponding reduction in general and administrative costs and/or production costs is expected. The extent of the impact of adopting the standard has not yet been determined.

The Company is currently working in the development of its implementation plan and expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact on its consolidated financial statements.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2017, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) to evaluate the effectiveness of our controls in 2017. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2017 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed; however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

For accounting purposes, we acquired control of Integra on July 10, 2017. As permitted by the Sarbanes-Oxley Act and applicable Canadian Securities Commission rules related to business acquisitions, we excluded Integra’s operations from our annual assessment of internal controls over financial reporting for the year ended December 31, 2017. We are in the process of integrating the Integra’s operations and will be expanding our internal control over financial reporting compliance program to include Integra over the next year. Total assets of $535.6 related to Integra are included in the consolidated financial statements of the Company as of and for the year ended December 31, 2017.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements in Form 40-F.

Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person

Except as otherwise noted, Paul Skayman, P. Eng., the Company’s Chief Operating Officer, is the Qualified Person under NI 43-101 who approved the scientific or technical information contained in this MD&A and has verified the technical data disclosed in this document.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. Where we discuss our strategy, goals, plans, guidance and outlook, including expected production, projected cash costs, planned capital and exploration expenditures, our expectation as to our future financial and operating performance, including future cashflow, estimated cash costs, expected metallurgical recoveries, price gold and other commodities, and our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules, results of litigation and arbitration proceedings and other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, continue, projected, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2017

•	It is based on a number of assumptions, estimates and opinions including the geopolitical, economic, permitting and legal climate in which we operate, the future price of gold and other commodities, exchange rates, anticipated costs and expenses, production, mineral reserves and resources, metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we’ve assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
•	It is also subject to the risks associated with our business, including
•	volatility of global and local economic climate and geopolitical risk
•	title, permitting and licensing risks,
•	gold and other metal price and currency volatility and the impact of any hedging activities,
•	risks associated with mining operations and development, including metal recoveries and results of testwork,
•	revised guidance,
•	risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations,
•	expected impact on reserves and the carrying value,
•	the updating of reserve and resource models and life of mine plans,
•	mining operational and development risk,
•	foreign country operational risks,
•	risks of sovereign investment,
•	regulatory risks and liabilities, including regulatory environment and restrictions and environmental regulatory restrictions and liabilities,
•	discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries,
•	risks related to impact of the sale of our Chinese assets and the acquisition and integration of Integra on the Company’s operations,
•	additional funding requirements,
•	currency fluctuations,
•	community and non-governmental organization actions,
•	speculative nature of gold exploration,
•	dilution,
•	share price volatility,
•	competition,
•	loss of key employees, and
•	defective title to mineral claims or properties,

as well as those risk factors discussed in the sections titled “Forward Looking Statements” and “Risk factors in our business” in our most recent Annual Information Form and our Annual Information Form in respect of our year-ended 2017 to be filed on SEDAR under our company name.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.